1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 27, 2018

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Altegris KKR Commitments Master Fund
SEC File Numbers: 333-219332; 811-22963

Dear Mr. Grzeskiewicz:

We are writing in response to telephonic comments from you and Ms. Christina Fettig with respect to Post-Effective Amendment No. 1 to the registration statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed on June 1, 2018, on behalf of Altegris KKR Commitments Master Fund (the “Fund”), a closed-end management investment company, as well as related comments to the Fund’s March 31, 2018 annual report on Form N-SAR, as filed on May 30, 2018 (the “N-SAR Annual Report”) and the Fund’s March 31, 2018 annual report on Form N-CSR, as filed on June 5, 2018 (the “N-CSR Annual Report”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

N-SAR Annual Report

Comment 1.                            The staff notes that the independent public accountant’s name is not disclosed in the N-SAR Annual Report.  Please file an amended Form N-SAR to include the name of the independent public accountant.

Response 1.                                           We respectfully acknowledge your comment, but note that the name of the independent public accountant, Deloitte & Touche LLP, is disclosed in Item 13 of the N-SAR Annual Report.

N-CSR Annual Report

Comment 2.                            The staff notes that the amended Form N-CSR includes a new Item 12 regarding the disclosure of securities lending activities, which was not included in the N-CSR Annual Report.  On a going forward basis, please use the amended Form N-CSR format to prepare the shareholder reports.

Response 2.                                           We hereby confirm that the Fund will use the amended Form N-CSR to prepare the shareholder reports on a going forward basis.

Comment 3.                            The staff notes that the following comments do not appear to have been incorporated in the N-CSR Annual Report.  Please ensure that these comments are incorporated on a going forward basis.

•                  In note four to the financial statements, it is indicated that the Expense Limitation and Reimbursement Agreement allows the Advisor to recapture previous expense support payments up to three years from the end of the fiscal year in which the expense support payment was made.  Please revise this disclosure in future shareholder reports to conform to the disclosure in the Fund’s prospectus which indicates that the recapture can occur up to three years from the date of the relevant expense support payment.  Please also modify the disclosure on a going forward basis to indicate that a recapture will occur only if both (i) the Fund’s expense ratio would remain below the expense cap in place at the time of the expense support payment, net of the recapture, and (ii) the Fund’s expense ratio would remain below the current expense cap, if any, net of recapture.

•                  In future shareholder reports, please include the disclosure required by Item 24.6(f) of Form N-2 indicating that additional information regarding the Fund’s trustees may be found in the statement of additional information.

•                  In future shareholder reports, please include the disclosure required by Form N-CSR items 8(a)(2)(IV) and 8(a)(3).

•                  In future shareholder reports, please disclose the date of the information provided in response to Form N-CSR item 8(a)(1).

Response 3.                                           We hereby confirm that the disclosure will be revised accordingly on a going forward basis.

Registration Statement

Comment 4.                            Please include a line item in the Fund’s fee table for disclosing all fees (except brokerage commissions) that are charged to participating shareholder accounts in connection with the Fund’s Dividend Reinvestment Plan as required by Item 3.1 of Form N-2.

Response 4.                                           We hereby confirm that, as disclosed in the Fund’s Prospectus in the section “Distribution Policy—Automatic Dividend Reinvestment Plan,” all expenses in connection with the Fund’s Dividend Reinvestment Plan are borne by the Fund and are included in the “Other Expenses” line item of the fee table, and there are no sales loads or other charges to shareholders for reinvestment.

Comment 5.                            Please confirm that the Fund’s Expense Limitation and Reimbursement Agreement will continue in effect for one full year.

Response 5.                                           We hereby confirm that the Fund’s Expense Limitation and Reimbursement Agreement will continue in effect for one full year.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz